02047841

APPENDIX 2

P.E. 10/1/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER TO RULE 13A or 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2002 (2) **File No.: 0-11378**

TransGlobe Energy Corporation

(Translation of Registrant's Name into English)

#2900, 330 – 5th Avenue S.W., Calgary, AB T2P 0L4

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F

Form 20F [X] Form 40F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 - ____________.

TransGlobe Energy
CORPORATION
Suite 2900, 330 - 5th Avenue S.W.
Calgary, Alberta Canada T2P 0L4
Telephone: (403) 264-9888
Facsimile: (403) 264-9898
E-mail: trglobe@trans-globe.com
Website: www.trans-globe.com

NEWS RELEASE
FOR IMMEDIATE RELEASE

TRANSGLOBE ENERGY CORPORATION ANNOUNCES UPDATE ON REPUBLIC OF YEMEN OPERATIONS

Friday, October 18, 2002 Calgary, Alberta - TransGlobe Energy Corporation ("TransGlobe" or the "Company") (TSX symbol "TGL"; OTC-BB symbol "TGLEF") is pleased to announce **production from Tasour 7 resulting in record production from the Tasour field on Block 32**, in the Republic of Yemen.

Block 32, Yemen (13.81% working interest)

The Tasour #7 step out well was completed and tied in as a multi-zone producing oil well. The well was completed and placed on production at 8,501 barrels of oil per day ("Bopd"), which is the capacity of the pump. The Tasour #7 well encountered the main upper Qishn producing zone in a structurally higher position than the existing producers, thereby extending the field to the south to an area that was previously assumed to be below the oil water contact. In addition to the full oil column in the main producing zone, the well also discovered a new pool in the Qishn sands below the main zone. The new zone is also being produced with the main upper Qishn reservoir.

Additional appraisal drilling of two-three more wells will be contingent on the production performance of Tasour #7 and re-mapping the main field extension. The new pool discovery will also be analysed and may present additional drilling targets. The results from Tasour #7 are expected to increase the recoverable oil reserves for the Tasour Field.

The drilling rig has moved to a non-owned adjacent block for two-three wells as part of a multi-well, rig sharing contract to reduce costs. The drilling rig should be available to the Block 32 Joint Venture group in late December 2002. TransGlobe is working with the Operator, DNO ASA, with the view to possibly drilling another infill well, Tasour #8, followed by an exploratory prospect at Al Ghoraf #1 on the western portion of Block 32. Additional development wells at Tasour will be considered for 2003.

The Tasour field is producing at a record level of 15,591 Bopd (2,153 Bopd to TransGlobe) which is approaching the current capacity of the export pumps. TransGlobe expects that the Tasour field will produce at or near current levels until additional wells are drilled in Q-1 and Q-2 2003. Contingent upon successful drilling results and production performance, the installation of additional export pumps may be undertaken during 2003 to raise the export capacity to 25,000 Bopd through the eight inch pipeline connecting the Tasour CPF (central production facility) to the Nexen export pipeline. If future wells at Tasour prove successful, it is TransGlobe's view that the total production for the Tasour field may reach more than 20,000 Bopd (2,760 Bopd to TransGlobe) during 2003.

Production from Block 32 was partially curtailed for three days following the offshore tanker incident at the Yemen port of Minah al Dabah on October 6. The production was curtailed to accommodate tanker rescheduling at the Nexen Masila terminal. Additional security has been implemented at the loading facility.

Cash Flow Targets Revised Upward

The Company is revising its 2002 cash flow estimate upwards to US$7,600,000 or US$0.15 per share. The revision is due to higher than anticipated oil prices, the excellent production performance of the Tasour field and expected increased production with the addition of the Tasour #7 well.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

TRANSGLOBE ENERGY CORPORATION

Ross Clarkson
President & CEO

For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com

Submitted herewith:

News release as filed on SEDAR and disseminated through Canadian Corporate News as follows:

October 18, 2002: TransGlobe Energy Corporation Announces Update on Republic of Yemen Operations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransGlobe Energy Corporation
(Registrant)

Date: October 18, 2002

By: ______________________
David C. Ferguson
Vice President, Finance & CFO